AVANTI SECURITIES CORPORATION

Statement of Changes In Stockholder's Equity

Year ended December 31, 2016

	Common stock	Additional paid-in capital	Accumulated deficit	Treasury Stock	Total stockholder's equity
Balances at December 31, 2015	1,000	108,809	(53,932)	—	55,877
Net income	—	—	6,124	—	6,124
Balances at December 31, 2016 $	1,000	108,809	(47,808)	—	62,001

See accompanying notes to financial statements.